                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           QUINTEL ENTERTAINMENT, INC.
                           ---------------------------
                                (Name of Issuer)

                          $.001 PAR VALUE COMMON STOCK
                          ----------------------------
                         (Title of Class of Securities)

                                   748762 10 1
                                   -----------
                                 (CUSIP Number)

                            PETER T. DIRKSEN, TRUSTEE
                511 Union Street, Suite 2100, Nashville, TN 37219

                                 (615) 244-6380
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 24, 1997
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 5 Pages

--------------------------------------          --------------------------------
CUSIP NO. 748762 10 1                             Page 2
--------------------------------------          --------------------------------

================================================================================
                Names of Reporting Person:
                PETER T. DIRKSEN
      1

                SS or ISA Identification Nos. of Above Person
--------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*
      2                                                                   (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
      3         SEC use only

--------------------------------------------------------------------------------
                Source of Funds*
      4
                N/A
--------------------------------------------------------------------------------
                Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                     [ ]
--------------------------------------------------------------------------------
                Citizenship or Place of Organization
      6
                USA
--------------------------------------------------------------------------------
                               7        Sole voting power
                                        2,898,481
   Number of shares     --------------------------------------------------------
     beneficially              8        Shared voting power
     owned by each                      0
   reporting person     --------------------------------------------------------
         with                  9        Sole dispositive power
                                        2,898,481
                        --------------------------------------------------------
                              10        Shared dispositive power
                                        0
--------------------------------------------------------------------------------
                Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                2,898,481
--------------------------------------------------------------------------------
                Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares*
     12                                                                     [ ]
--------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
     13
                15.54%
--------------------------------------------------------------------------------
                Type of Reporting Person*
     14
                IN
================================================================================

ITEM 1.    SECURITY AND ISSUER.

           The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value ("Common Stock") of Quintel Entertainment, Inc. (the "Company"). The principal executive offices of the Company are located at One Blue Hill Plaza, Pearl River, New York 10956. As of October 10, 1997, the Company had 18,649,347 shares of Common Stock issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND.

           This Schedule 13D is being filed by Peter T. Dirksen, Esq., Trustee of certain irrevocable trusts formed in December, 1997 (referred to hereinafter as "Reporting Person"). The Reporting Person is an attorney whose business address is c/o Waller, Lansden, Dortch & Davis, 511 Union Street, Suite 2100, Nashville, Tennessee 37219. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating, activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The Reporting Person is the Trustee of certain trusts as described in
Item 4 below. He used no funds in the acquisition of his beneficial ownership of the Common Stock.

ITEM 4.    PURPOSE OF TRANSACTION.

           On December 24, 1997, the Reporting Person became Trustee under the following trusts:

                  (1) The Steven Feder Irrevocable Short Term Trust of 1997, which owns 1,252,495 shares of Common Stock;

                  (2) The Thomas H. Lindsey Irrevocable Short Term Trust of 1997, which owns 1,197,365 shares of Common Stock; and

                  (3) The Peter Stolz Irrevocable Short Term Trust of 1997, which owns 448,610 shares of Common Stock.

           In accordance with the terms of each of the Trust Agreements referenced above, the Trusts will terminate upon the earlier of (a) January 31, 1998 ("Early Termination") or (b) three (3) months after the death of the Trust Grantor ("Later Termination"). If the Trust Grantors survive the Early Termination and they have not created another trust to receive the assets, the

                                Page 3 of 5 Pages
assets held in their respective Trusts will be returned to each of Trust Grantors. Accordingly, the Reporting Person's beneficial ownership of the Common Stock shall cease at either the Early or Later Termination.

           (d) In accordance with the terms of each of the Trust Agreements, the Reporting Person is to distribute five percent (5%) of the gross income of each Trust to respective payees named in the Trust Agreements.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

                  (1) As Trustee of the Steven Feder Irrevocable Short Term Trust of 1997, the Reporting Person beneficially owns in the aggregate 1,252,495 shares of Common Stock, representing approximately 6.7% of the Common Stock. The Trustee has sole power to vote and direct the disposition of all such shares of Common Stock.

                  (2) As Trustee of the Thomas H. Lindsey Irrevocable Short Term Trust of 1997, the Reporting Person beneficially owns in the aggregate 1,197,365 shares of Common Stock, representing approximately 6.4% of the Common Stock. The Trustee has sole power to vote and direct the disposition of all such shares of Common Stock.

                  (3) As Trustee of the Peter Stolz Irrevocable Short Term Trust of 1997, the Reporting Person beneficially owns in the aggregate 448,610 shares of Common Stock, representing approximately 2.4% of the Common Stock. The Trustee has sole power to vote and direct the disposition of all such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           SEE ITEMS 4 AND 5 REGARDING TERMS OF THE TRUST AGREEMENTS.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           None.










                                Page 4 of 5 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 1998.

                                            /s/ Peter T. Dirksen, Trustee
                                            ------------------------------------
                                            Peter T. Dirksen, Trustee
















                                Page 5 of 5 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                           QUINTEL ENTERTAINMENT, INC.
                                (Name of Issuer)

                          $.001 PAR VALUE COMMON STOCK
                         (Title of Class of Securities)

                                   748762 10 1
                                   -----------
                                 (CUSIP Number)

               STEVEN L. FEDER, C/O PSYCHIC READERS NETWORK, INC.
               2455 E. Sunrise Boulevard, Ft. Lauderdale, FL 33304
                                 (954) 563-5464
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 24, 1997
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                               Page 1 of 7 Pages

--------------------------------            ------------------------------------
CUSIP NO. 748762 10 1                         Page 2
--------------------------------            ------------------------------------

================================================================================
                Names of Reporting Person:
      1         Steven L. Feder

                SS or ISA Identification Nos. of Above Person

--------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*
      2                                                                  (a)[X]
                                                                         (b)[ ]

--------------------------------------------------------------------------------
      3         SEC use only

--------------------------------------------------------------------------------
                Source of Funds*

      4         AF, PF

--------------------------------------------------------------------------------

                Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
      5

--------------------------------------------------------------------------------
                Citizenship or Place of Organization
      6         USA

--------------------------------------------------------------------------------
                                        Sole voting power
                               7        0

   Number of shares     --------------------------------------------------------
     beneficially              8        Shared voting power
     owned by each                      0
   reporting person     --------------------------------------------------------
         with                  9        Sole dispositive power
                                        0
                        --------------------------------------------------------
                              10        Shared dispositive power
                                        0

--------------------------------------------------------------------------------
                Aggregate Amount Beneficially Owned by Each Reporting Person
     11

                0

--------------------------------------------------------------------------------
                Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares*
     12                                                                      [ ]

--------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
     13
                0

--------------------------------------------------------------------------------
                Type of Reporting Person*
     14

                IN

================================================================================

------------------------------------           ---------------------------------
CUSIP NO. 748762 10 1                            Page 3
------------------------------------           ---------------------------------

================================================================================
                Names of Reporting Person:

      1         Thomas H. Lindsey

                SS or ISA Identification Nos. of Above Person

--------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*

      2                                                                  (a)[X]
                                                                         (b)[ ]

--------------------------------------------------------------------------------
      3         SEC use only

--------------------------------------------------------------------------------
                Source of Funds*
      4

                AF, PF
--------------------------------------------------------------------------------
                Check if Disclosure of Legal Proceedings is Required Pursuant to
                Items 2(d) or 2(e)
      5                                                                      [ ]
--------------------------------------------------------------------------------
                Citizenship or Place of Organization
      6         USA

--------------------------------------------------------------------------------
                                        Sole voting power
                               7        0
   Number of shares     -------------------------------------------------------
     beneficially              8        Shared voting power
     owned by each                      0
   reporting person     --------------------------------------------------------
         with                  9        Sole dispositive power
                                        0
                        --------------------------------------------------------
                               10       Shared dispositive power
                                        0
--------------------------------------------------------------------------------
                Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                0
--------------------------------------------------------------------------------
                Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares*
     12                                                                     [ ]
--------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
     13
                0
--------------------------------------------------------------------------------
                Type of Reporting Person*
     14

                IN
================================================================================

---------------------------------------         --------------------------------
CUSIP NO. 748762 10 1                             Page 4
---------------------------------------         --------------------------------

================================================================================
                Names of Reporting Person:

      1         Peter Stolz

                SS or ISA Identification Nos. of Above Person

--------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*

      2                                                                  (a)[X]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
                SEC use only
      3
--------------------------------------------------------------------------------
                Source of Funds*
      4         AF, PF
--------------------------------------------------------------------------------
                Check if Disclosure of Legal Proceedings is Required Pursuant to
                Items 2(d) or 2(e)
      5                                                                     [ ]
--------------------------------------------------------------------------------
                Citizenship or Place of Organization
      6         USA
--------------------------------------------------------------------------------
                                        Sole voting power
                               7        0
   Number of shares     --------------------------------------------------------
     beneficially              8        Shared voting power
     owned by each                      0
   reporting person     --------------------------------------------------------
         with                  9        Sole dispositive power
                                        0
                        --------------------------------------------------------
                               10       Shared dispositive power
                                        0
--------------------------------------------------------------------------------
                Aggregate Amount Beneficially Owned by Each Reporting Person
     11
                0
--------------------------------------------------------------------------------
                Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares*
     12                                                                      [ ]
--------------------------------------------------------------------------------
     13         Percent of Class Represented by Amount in Row (11)
                0
--------------------------------------------------------------------------------
                Type of Reporting Person*
     14
                IN
================================================================================

         The joint statement on Schedule 13D of Steven L. Feder ("Feder"), Thomas H. Lindsey ("Lindsey") and Peter Stolz ("Stolz") is hereby amended as follows:

ITEM 1.    SECURITY AND ISSUER.

           Item 1 is amended by deleting the last sentence of the item and substituting therefor the following:

           As of October 10, 1997, the Company had 18,649,347 shares of Common Stock issued and outstanding.

ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 is amended by the deletion thereof in its entirety and substituting therefor the following:

           On December 24, 1997, Feder contributed 1,252,495 shares of Common Stock, representing his entire ownership in the Company, to the Steven Feder Irrevocable Short Term Trust of 1997.

           On December 24, 1997, Lindsey contributed 1,197,365 shares of Common Stock, representing his entire ownership in the Company, to the Thomas H. Lindsey Irrevocable Short Term Trust of 1997.

           On December 24, 1997, Stolz contributed 448,610 shares of Common Stock, representing his entire ownership in the Company, to the Peter Stolz Irrevocable Short Term Trust of 1997.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is amended by the deletion thereof in its entirety and the substitution therefor of the following:

           (a), (b), (c) and (e)    As of December 24, 1997 (the "Transaction
Date"), each of the Reporting Persons beneficially owns no shares of Common Stock. For items (1) through (3) below, each of the Reporting Persons transferred his holdings in the Company by executing a stock power and delivering that stock power, together with his stock certificate(s), to the Trustee, Peter T. Dirksen, at the Trustee's office address in Tennessee. The closing price per share of the Company's Common Stock on the Transaction Date was $4.047.

                  (1) Feder contributed 1,252,495 shares of Common Stock, representing his entire ownership in the Company, to the Steven Feder Irrevocable Short Term Trust of 1997.





                                Page 5 of 7 Pages

                  (2) Lindsey contributed 1,197,365 shares of Common Stock, representing his entire ownership in the Company, to the Thomas H. Lindsey Irrevocable Short Term Trust of 1997.

                  (3) Stolz contributed 448,610 shares of Common Stock, representing his entire ownership in the Company, to the Peter Stolz Irrevocable Short Term Trust of 1997.

           In accordance with the terms of each of the Trust Agreements referenced above, the Trusts will terminate upon the earlier of (a) January 31, 1998 ("Early Termination") or (b) three (3) months after the death of the Trust Grantor ("Later Termination"). If the Trust Grantors survive the Early Termination and they have not created another trust to receive the assets, the assets held in their respective Trusts will be returned to each of Feder, Lindsey and Stolz.

           (d) In accordance to the terms of each of the Trust Agreements, the Trustee is to distribute five percent (5%) of the gross income of each Trust to respective payees named in the Trust Agreements.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           SEE ITEM 5 FOR INFORMATION REGARDING TRUST AGREEMENTS.
















                                Page 6 of 7 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 1998.

                                            /s/ Steven L. Feder
                                            ---------------------------------
                                            Steven L. Feder



                                            /s/ Thomas H. Lindsey
                                            ---------------------------------
                                            Thomas H. Lindsey


                                            /s/ Peter Stolz
                                            ---------------------------------
                                            Peter Stolz